                                                  EQU: TSX, NYSE

EQUAL ENERGY IMPLEMENTS A NORMAL COURSE ISSUER BID
FOR ITS CONVERTIBLE DEBENTURES

Calgary, Alberta – (CNW – August 4, 2010) Equal Energy (“Equal”, “the Company”) announces that it has made the necessary filings, and received the necessary approvals, to make a normal course issuer bid for its 8.25% convertible unsecured subordinated debentures (the "8.25% Debentures") and its 8.00% convertible unsecured subordinated debentures (the "8.00% Debentures" and with the 8.25% Debentures, the "Debentures") through the facilities of the Toronto Stock Exchange (the "TSX") commencing August 6, 2010 and ending August 5, 2011, or on such earlier date as Equal may complete its maximum allowable purchases under the bid as described below.

During the previous normal course issuer bid ended on May 31, 2010, Equal acquired $121,000 of the 8.00% Debentures at a weighted average price of $825 per $1,000 and $32,000 of the 8.25% Debentures at a weighted average price of $801 per $1,000.

The 8.25% Debentures have a face value of $1,000 per debenture, a maturity date of June 30, 2012 and are convertible into shares of Equal at a price of $20.40 per share.  The 8.25% Debentures pay interest semi-annually on June 30 and December 31.  The 8.00% Debentures have a face value of $1,000 per debenture, a maturity date of December 31, 2011 and are convertible into shares of Equal at a price of $27.75 per share.  The 8.00% Debentures pay interest semi-annually on June 30 and December 31.

Equal currently has $39,648,000 principal amount of the 8.25% Debentures outstanding.  A total of $3,964,000 principal amount of the 8.25% Debentures may be acquired under the bid, representing 10% of the "public float" of the 8.25% Debentures.  Equal's daily purchase restriction under the bid is $22,000 principal amount of the 8.25% Debentures, subject to "block purchase" exemptions permitted by the rules of the TSX.  Equal will acquire the 8.25% Debentures under the bid at the market price at the time of purchase, with the acquired 8.25% Debentures being cancelled.

Equal currently has $80,210,000 principal amount of the 8.00% Debentures outstanding. A total of $8,021,000 principal amount of the 8.00% Debentures may be acquired under the bid, representing 10% of the "public float" of the 8.00% Debentures.  Equal's daily purchase restriction under the bid is $26,000 principal amount of the 8.00% Debentures, subject to "block purchase" exemptions permitted by the rules of the TSX.  Equal will acquire the 8.00% Debentures under the bid at the market price at the time of purchase, with the acquired 8.00% Debentures being cancelled.

In the opinion of the board of directors of Equal, the Debentures may be, from time to time, undervalued by the market, and the cost to Equal of acquiring the Debentures under a normal course issuer bid is an expense prudently incurred by Equal to increase unitholder value.

Blaine Boerchers
Chief Financial Officer
(403) 263-0262 or (877) 263-0262

info@equalenergy.ca
www.equalenergy.ca

About Equal Energy Ltd.
Equal is an exploration and production oil and gas company based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Equal’s shares and debentures are listed on the Toronto Stock Exchange under the symbols (EQU, EQU.DB, EQU.DB.A) and Equal’s shares are listed on the New York Stock Exchange under the symbol (EQU).  The portfolio of oil and gas properties is geographically diversified with producing properties located in Alberta, British Columbia, Saskatchewan and Oklahoma.  Production is comprised of approximately 52 percent crude oil and natural gas liquids and 48 percent natural gas.  Equal has compiled a multi-year drilling inventory for its properties including its new oil play opportunities in the Cardium in west central Alberta and the Circus prospect in southern Oklahoma.

Forward-Looking Statements
Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Equal's operations or financial results are included in Equal's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Equal's website (www.equalenergy.ca) or by contacting Equal.  Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Equal does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

All dollar values are in Canadian dollars unless otherwise stated.